Exhibit 1

MINERA PERU COPPER S.A. 27 OCT. 2006 RECIBIDO - DATA ROOM
[GRAPHIC]	CERTIFIED TRANSLATION
TRA. 0638-06/N

You are hereby requested in your capacity as Notary Public to enter in your Notarial Record Book one evidencing an agreement (the “Agreement”) entered into by and between SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C., identified by Tax ID Number (RUC) 20100102171, with principal place of business for purposes hereof at Av. José Gálvez Barrenechea N° 925, San Borja, acting by and through Jaime RODRÍGUEZ MARIATEGUI PROAÑO, identified by National Identity Card (DNI) 09154499 and Gonzalo RODRÍGUEZ MARIATEGUI CANNY, identified by National Identity Card (DNI) 09877652, as per powers of attorney recorded in the Minute Book of the Shareholders’ Meeting of Sociedad Minera Austria Duvaz S.A.C. dated March 14, 2006, which is recorded as Exhibit C hereof (hereinafter DUVAZ); and, MINERA PERU COPPER S.A., identified by Tax ID Number (R.U.C.) 20506675457, with principal place of business at Av. San Borja Norte 1302, San Borja, acting by and through Charles Graham PREBLE, identified by Alien Card (CE) 000084967, and Thomas J. FINDLEY, identified by Alien Card (CE) 114608, as per powers of attorney filed in Entry 11532703 of the Registry of Companies in and for Lima and El Callao (hereinafter MPC) under the following terms and conditions:

ONE: Recitals

1.1.                 DUVAZ is the holder of the mining concessions, surface rights, ideal shares in mining rights and share interests in mining companies outlined in Exhibits A and B to this Agreement (the “Assets”).

1.2.                 MPC and DUVAZ have adopted a number of trade agreements, based on which this Agreement is also adopted.

TWO: Purpose

In accordance with the applicable laws and the agreements adopted by the parties, they declare that DUVAZ is prohibited from transferring or encumbering the Assets outlined in Exhibits A and B to this Agreement, without the prior written consent of MPC. Notwithstanding, the parties expressly certify that DUVAZ shall be entitled to freely transfer the Assets outlined in Exhibit B to the closely held corporation to be incorporated by MPC and Luis RODRIGUEZ MARIATEGUI CANNY and Jaime RODRIGUEZ MARIATEGUI BLUME.

Pursuant to the provisions set forth in Article 926 of the Civil Code, the parties agree that the obligation of DUVAZ contained in the preceding paragraph shall be filed in each one of the filing entries of the Assets, outlined in Exhibits A and B attached hereto, with the exception of the filing entries related to: (i) the “Calabaza”, “La Demócrata” and “Maria Celina” mining concessions, currently under a system of co-ownership; and (ii) the “Grancero”, “Lola”, “Pobre Diablo”, “Juanita” and “Pilar” mining concessions that are owned by limited liability mining companies in which DUVAZ holds a share interest. In order to rule out any doubt, the obligation referred to in this paragraph shall only be applicable to those mining concessions wholly owned DUVAZ.

SERPROADSAC
Servicios Profesionales y Administrativos S.A.C.

Las Begonias 552-Of. 16 . 2° piso - San Isidro Telf: (511) 222-0019, (511) 441-2913, (511) 442-4176 Fax: (511) 442-7429	Of. Lima: Jr. Miro Quesad 375 Of. 200 - Lima Telefax: (511) 426-3850

THREE: Term

The term of the duty not to act, contained in Paragraph One, Clause Two, is of two hundred and fifty (250) days as of the date of execution of this Agreement. In this regard, said duty not to act shall become automatically ineffective upon the expiry of the two hundred and fifty (250) day term, without requiring any subsequent action or declaration.

FOUR: Notarial and Registration Fees

The notarial and registration fees arising from the granting of the notarially recorded instrument of this Agreement and its registration with the Public Records Office shall be borne, in full by MPC.

FIVE: Miscellaneous provisions

5.1.               Waiver of rights

Any breach or delay by either party, to exercise any right as a result of this Agreement, shall not be construed as a waiver of said right. No waiver of a right under this document shall be considered as having been executed unless said waiver is recorded in writing.

5.2.               Notices

All notices, requests, complaints and any other notices that may be required or delivered as a result of this Agreement must be made in writing to the following addresses, fax numbers (with acknowledgement of receipt) or by certified mail, as indicated below:

To MPC

Attention:	Charles Graham Preble Thomas J. Findley
Address:	Av. San Borja Norte 1302, San Borja
Telephone:	476-7000 225-4667
Fax:	226-5181
E-mail:	cgpreble@msn.com tjfperu@yahoo.com

To DUVAZ

Attention:	Manuel Rodriguez-Mariátegui Canny Juan Pedro Rodriguez-Mariátegui Blume
Address:	Av. José Gálvez Barrenechea N° 925, San Borja

Telephone:	225-1212
Fax:	225-1212
E-mail:	manolo_proano@terra.com.pe
jprmb@infonegocio.net.pe

Any change in address or in the details of either party shall only be effective if it has been notified in writing to the other within a period of no less than ten (10) calendar days prior to the effective date of the change.

Failure to comply with any of the requirements outlined in the preceding paragraph, the change in address or details shall be legally ineffective and may not be objected by the parties. In this assumption, all correspondence and notices must be forwarded to the addresses, fax numbers and persons mentioned in this item and shall be considered valid and effectively executed.

5.3.     Assignment of the Agreement

Neither party may assign its interests and rights in this Agreement without the prior written consent of the other.

5.4.     Headings

The headings of the clauses are referential only but shall, in no case, affect their application or interpretation since they shall meet the full text of the clause and the overall purpose of this Agreement.

5.5.     Partial Annulment

The invalidity, nullity or voidability of any clause or item of this Agreement shall not affect, or hinder the enforceability of the remaining clauses established therein. Furthermore, it is the intention of the parties to replace any non-valid, null or voidable term, clause or item with a valid and enforceable clause or item in the most similar terms possible to the non-valid, null or voidable clause.

Consequently, should any item or clause of this Agreement be declared null or unenforceable by a competent court, judge, authority or arbitrator, the Parties shall undertake to replace it with another valid clause, but with terms and effects as equivalent as possible to the original clause.

SIX: Applicable Law and Jurisdiction

6.1.     Applicable Law

This Agreement shall be governed and construed pursuant to the laws of the Republic of Peru.

6.2.                 Jurisdiction

The parties hereby convene that they in good faith shall, directly settle any dispute arising between them in relation to the interpretation, execution, validity or efficacy of this Agreement.

Should the parties in dispute fail to reach an agreement within a term of fifteen (15) calendar days, the dispute shall be settled by a De Jure Arbitration, at the request of either party, subject to the following rules:

(a)                    The arbitration shall be conducted by an arbitration court consisting of three (3) members.

(b)                   The arbitration shall be conducted in accordance with the Procedural Regulations of the National and International Settlement and Arbitration Center of the Lima Chamber of Commerce (hereinafter the “Center”), and in the event of its incapacity, by the rules established by the arbitrators.

(c)                    Each party shall appoint an arbitrator and the third arbitrator shall be appointed by the arbitrators thus designated. The third arbitrator shall preside the arbitration court.

Failure by either of the parties to appoint their respective arbitrators within a term of ten (10) calendar days, as of the date on which they are notified by the other party, indicating their intention to adopt this clause and designating their respective arbitrator, the arbitrator shall be appointed by the Center.

Furthermore, failure by the two appointed arbitrators to designate the third arbitrator within a term of ten (10) calendar days, as from the date of appointment of the latter arbitrator, the third arbitrator shall be appointed by the Center.

(d)                   In the event of the need to designate a replacement arbitrator, for any reason whatsoever, he shall be designated following the same procedure fixed for the designation of the arbitrator being replaced.

(e)                    Initially, the fees of the arbitrators must be paid by the parties in equal proportions. After the issue of the arbitration award, the unsuccessful party must reimburse said fees to the other, pursuant to the provisions set forth in paragraph (g) of this clause and to the provisions contained in the arbitration award.

Regardless of the provisions established in the preceding paragraph, the parties convene that should any counterclaim be filed during the conduction of the arbitration proceeding, to increase the fees initially fixed by the arbitrators, said the party proposing such a counterclaim must exclusively pay additional fees. If the party proposing the counterclaim fails to pay such fees, the arbitration proceeding shall continue its course as if said counterclaim had never been filed.

It is hereby established that should the party proposing the counterclaim be favored with the issue of the final award, it shall also be entitled to the reimbursement of the additional fees of the arbitrators, pursuant to the provisions established in paragraph (g) of this clause and to the provisions contained in the arbitration award.

(f)                      The costs incurred for the production of evidence during the conduction of the proceeding, shall be borne by the party offering the evidence, without prejudice to the right to be reimbursed for said costs, pursuant to the provisions established in paragraph (g) of this clause and to the provisions contained in the arbitration award.

(g)                   The costs and fees of the arbitration shall be borne by the losing party, including the fees of the arbitrators, the legal advisors and any other cost or expense derived from the conduction of said proceeding. The arbitration award must include its provisions on this requirement.

(h)                   The arbitration court shall have a term of ninety (90) business days, as from the date of its installation to issue the respective arbitration award, which is final and not liable to appeal. The arbitration court may extend the term to issue the arbitration award by up to thirty (30) additional business days.

The parties may mutually agree to request the arbitration court to order an extension of the proceeding as many times as they may deem pertinent and for the terms that they may deem convenient, in which case, the arbitration court may increase the amount of its fees.

Furthermore, the arbitration court may be entrusted to accurately and conclusively settle the dispute.

(i)                       The parties agree that should either of them file a motion to annul or challenge the arbitration award, it will be required to grant a joint letter of guarantee issued by a prime bank in favor of the other, for a sum of US$1,000,000 (One Million US Dollars). The referred Letter of Guarantee shall be granted prior to filing any appeal of this kind and shall remain in force for a minimum of one (1) year and the guaranteed party must renew it in the event that the process for annulment has not ended within the original term of the Letter of Guarantee. The Letter of Guarantee shall be kept by a notary public of Lima selected by the party granting it. The notary public shall be instructed not to deliver the Letter of Guarantee to the other party, unless a firm and admitted resolution has been dictated against the party that filed the appeal for reversal of the arbitration award.

The letter of guarantee shall be returned to the party that filed the appeal for annulment or challenge, only if it ends with a firm and admitted resolution in favor of said party. Otherwise, the letter of guarantee shall be executed in favor of the party that filed no appeal and shall be considered a penalty by the parties. The penalty referred to herein shall not curtail the amount of the damages, costs or fees due to the party who did not file the appeal.

(j)                       The arbitration Shall be conducted in the city of Lima, Peru, in Spanish.

Furthermore, the parties agree that should the Intervention of the regular judges and courts be mandatory, the parties expressly submit to the jurisdiction of the judges and courts of the judicial district of Urban Lima, waiving the jurisdiction of their domiciles.

You are hereby requested in your capacity as Notary Public to include the clauses provided by the law and to send a notice to the Public Records Office for registration thereof.

Signed in Lima, this 9th day of March, 2006.

MPC	DUVAZ
Representatives: Charles Graham Preble and Thomas J. Findley	Representatives: Jaime Rodriguez Mariátegui Proaño and Gonzalo Rodriguez Mariátegui Canny

LIST OF EXHIBITS

EXHIBIT A:	Description of Assets that may not be transferred without the consent of MPC.

EXHIBIT B:	Description of Assets that may be transferred.

EXHIBIT C:	Minutes of the Shareholders’ Meeting of DUVAZ dated March 6, 2006.

CW/GV/mcp
010638K6

I, the undersigned, Licensed Translator, member of the Peruvian Collage of Translator, do hereby certify that this is a true and correct translation into English of the original document agreement in Spanish enclosed herewith and consisting of 7 pages. This translation shall not be considered as an acknowledgment of the authenticity of the original document attached hereto.

In Lima, this 20th day of March 2006

[SEAL]

Señor Notario:

Sirvase extender en su registro de escrituras publicas una en la que conste el presente acuerdo (el “Acuerdo”) que celebran, de una parte, Sociedad Minera Austria Duvaz S.A.C., identificada con R.U.C. N° N° 20100102171, con domicilio para efectos del presente Acuerdo en Av. José Gálvez Barrenechea N° 925, San Borja, debidamente representada por los señores Jaime Rodriguez Mariátegui Proaño, identificado con 09154499 y Gonzalo Rodriguez Mariátegui Canny, identificado con D.N.I. N° 09877652, según poderes que constan en el acta de junta general de accionistas de Sociedad Minera Austria Duvaz S.A.C. de fecha 14 de marzo de 2006, que obra como Apéndice C del presente Acuerdo (“Duvaz”); y, de la otra parte, Minera Perú Copper S.A., identificada COD R.U.C. N° 20506675457, señalando domicilio en Av. San Borja Norte 1302, San Borja, debidamente representada por los señores Charles Graham Preble, identificado con Carné de Extranjeria N° 000084967, y Thomas J. Findley, identificado con Carné de Extranjeria N° 114608, según poderes inscritos en la partida N° 11532703 del Registro de Personas Juridicas de Lima y Callao (“MPC”); en los terminos y condiciones siguientes:

PRIMERA. - Antecedentes.

1.1.                 Duvaz es titular de concesiones mineras, derechos superficiales, cuotas ideales en condominios mineros y participaciones sociales en sociedades mineras que se detallan en los Apéndices A y B del presente Acuerdo (los “Activos”).

1.2.                 MPC y Duvaz han adoptado una serie de acuerdos comerciales, en virtud de los cuales se suscribe el presente Acuerdo.

SEGUNDA. - Objeto.

De conformidad con la normatividad aplicable, y con los acuerdos alcanzados entre las partes, éstas declaran que Duvaz se encuentra impedida de transferir y gravar los Activos detallados en los Apéndices A y B del presente Acuerdo, sin el consentimiento previo y por escrito de MPC. No obstante, las partes dejan expresa constancia que Duvaz podrá transferir libremente los Activos detallados en el Apéndice B a la sociedad anónima cerrada que constituirán MPC y los señores Luis Rodriguez Mariátegui Canny y Jaime Rodriguez Mariátegui Blume.

Conforme a lo dispuesto por el articulo 926 del Código Civil, las partes acuerdan que la obligación de no hacer de cargo de Duvaz contenida en el párrafo precedente se inscribirá en cada una de las partidas registrales de los Activos detallados en los Apéndices A y B del presente Acuerdo, con excepción de las partidas registrales correspondientes a; (i) las concesiones mineras “Calabaza”, “La Demócrata” y “Maria Celina” que se encuentran bajo un regimen de copropiedad, y a (ii) las concesiones mineras denominadas “Grancero”, “Lola”, “Pobre Diablo”, “Juanita” y “Pilar” que son de titularidad de sociedades mineras de responsabilidad limitada en las cuales Duvaz tiene participación. A efectos de evitar cualquier duda, la obligación a la que se refiere el presente párrafo sólo será de aplicacion sobre aquellas concesiones mineras respecto de las cuales Duvaz es el único titular.

TERCERA. - Plazo.

El plazo de la obligatión de no hacer contenida en el primer párrafo de la cláusula segunda es de doscientos cincuenta (250) dias contados a partir de la fecha de suscripción del presente Acuerdo. En tal sentido, dicha obligación de no hacer quedará sin efectos de manera automática una vez vencido el plazo de doscientos cincuenta (250) dias, sin que se requiera de ninguna actuación o declaración posterior.

CUARTA. - Gastos notariales y registrales

Los gastos notariales y registrales que origine el otorgamiento de la escritura pública del presente Acuerdo y su inscripción en los Registros Públicos serán asumidos integramente por MPC.

QUINTA.- Misceláneos

5.1.                 Renuncia de derechos

Cualquier incumplimiento o demora por una parte en el ejercicio de cualquier derecho en virtud de este Acuerdo no operará como una renuncia a dicho derecho. Ninguna renuncia a un derecho en virtud del presente documento será considerada como realizada a menos que dicha renuncia conste en un documento escrito.

5.2                    Notificaciones

Todas las notificaciones, solicitudes, demandas y cualquier otra comunicación que sean requeridas o puedan ser enviadas en virtud de esle Acuerdo deberán ser por escrito a las siguientes direcciones, número de fax (con acuse de recibo) o por correo registrado, según se indica a continuación:

A MPC

Atención:	Charles Graham Preble
Thomas J. Findley
Dirección:	Av. San Borja Norte 1302, San Borja
Teléfono:	476-7000
225-4667
Número de fax:	226-5181
Correo electrónico:	cgpreble@msn.com
tjfperu@yahoo.com

A Duvaz

Atención:	Manuel Rodriguez-Mariátegui Canny Juan Pedro Rodriguez-Mariátegui Blume
Dirección:	Av. José Galvez Barrenechea N° 925, San Borja
Teléfono	225-1212 anexo 33

Número de fax	225-1212 anex o 26
Correo electrónico:	manolo_proano@terra.com.pe jprmb@infonegocio.net.pe

La modificación del domicilio o de los datos de cualquiera de las partes solamente producirá efectos en tanto haya sido comunicada por escrito a la otra parte con una anticipación no menor de diez (10) dias calendarios a la fecha en que deba producirse el cambio de domicilio.

En caso no se cumpliera con cualquiera de los requisitos señalados en el párrafo anterior, el cambio de domicilio o de datos no surtirá ningún efecto y no será oponible a las partes. En este supuesto, todas las comunicaciones y notificaciones deberán remitirse a las direcciones, números de fax y personas que se señalan en este numeral, considerándose válidas y eficazmente realizadas.

5.3.                 Cesión de posición contractual

Ninguna parte podrá ceder su posición contractual ni sus derechos en este Acuerdo sin el consentimiento previo y por escrito de la otra parte.

5.4                    Titulos

Los titulos de las cláusulas son para efectos de referencia únicamente pero en ningún caso afectaran la aplicación o interpretación de la misma por cuanto se estará al texto completo de la cláusula y al propósito general de este Acuerdo.

5.5                    Nulidad Parcial

La invalidez, nulidad o anulabilidad de cualquier clausula o apartado de este Acuerdo no afectará ni perjudicará la exigibilidad de las restantes cláusulas del mismo. Asimismo, es la intención de las partes sustituir cualquier témuno, apartado o cláusula inválida, nula, o anulable por una cláusula o apartado válido y exigible en unos términos lo más similares posible a la cláusula o apartado inválido, nulo o anulable.

Por ello, en el supuesto de que cualquier apartado o cláusula de este Acuerdo fuera declarada nula o no exigible por un tribunal, juez, autoridad o árbitro competente, las partes acordarán su sustitución por otra cláusula válida pero con unos términos y efecto lo más equivalentes posible a los de la cláusula original.

SEXTA. - Ley y Jurisdicción aplicables

6.1.                 Ley Aplicable

Este Acuerdo se regirá por y se interpretará de conformidad con las leyes de la República del Perú.

6.2.                 Jurisdicción

Las partes acuerdan que toda discrepancia o controversia que se suscite entre ellas en relación con la interpretación, ejecución, validez o eficacia de este Acuerdo, procurará ser resuelta por las partes de buena fe mediante trato directo.

De no llegar las partes in disputa a un acuerdo en el plazo de quince (15) dias calendario, a pedido de cualquiera de ellas, la controversia será resuelta mediante un arbitraje de derecho, el cual se sujetará a las siguientes reglas:

(a)                    El arbitraje será Ilevado a cabo por un tribunal arbitral compuesto de tres (3) miembros.

(b)                   El arbitraje se Ilevará a cabo de acuerdo al Reglamento Procesal del Centro de Conciliación y Arbitraje Nacional e Internacional de la Cámara de Comercio de Lima (en adelante, el “Centro”), y en caso de vacio de éste, por las normas que determinen los árbitros.

(c)                    Cada una de las partes designará a un árbitro y el tercero será designado de común acuerdo por los árbitros ya designados. El tercer árbitros presidirá el tribunal arbitral.

En caso las partes no designen a sus respectivos árbitros dentro de un plazo de diez (10) dias calendario, contados desde la fecha en que sean notificados por la otra parte, seńalando su intention de acogerse a la presente cláusula y designando a su árbitro, el árbitro será designado por el Centro.

Asimismo, en caso los dos árbitros designados no designasen a su vez al tercer árbitro dentro de un plazo de diez (10) dias calendario, contados desde la fecha de la designación del último de ellos, el tercer árbitro será designado por el Centro.

(d)                   En caso que por cualquier motivo tuvjere que designarse un árbitro sustituto, éste sárá designado siguiendo el mismo procedimiento sefialado precedentemente para la designación del árbitro que se sustituye.

(e)                    Inicialmente, los honorarios de los árbitros deberán ser pagados por las partes en iguales proporciones. Luego de la expedición del laudo arbitral, la parte perdedora deberá reembolsar a la otra tales honorarios, conforme a lo dispuesto en el literal (g) de la presente cláusula y a las disposiciones contenidas en el laudo arbitral.

Sin perjuicio de lo dispuesto en el párrafo precedente, lwas partes convienen que de presentarse alguna reconvención durante la tramitación del proceso arbitral, que tenga por efecto un incremento de los honorarios inicialmente establecidos por los árbitros, tales honorarios adicionales deberán ser pagados exclusivamente por la parte que plantee tal reconvención. Si la parte que plantea la reconvención no paga tales honorarios, el proceso arbitral continuará su trámite como si dicha reconvención nunca hubiera sido presentada.

Queda establecido que si la parte que plantea la reconvención resulta favorecida con la expedición del laudo arbitral, también tendrá derecho al reembolso de los honoiarios adicionales de los árbitros, conforme a lo dispuesto en el literal (g) de la presente cláusula y a las disposiciones contenidas en el laudo arbitral.

(f)                      Los gastos incurridos por el ofrecimiento de pruebas serán asumidos durante la tramitación del proceso por la parte que las ofrezca, sin perjuicio del derecho al reembolso de tales gastos conforme a lo dispuesto en el literal (g) de la presente cláusula y a las disposiciones contenidas en el laudo arbitral.

(g)                   Los gastos y costos correspondientes al arbitraje serán asumidos por la parte perdedora, incluyendo los honorarios de los árbitros, los honorarios de los asesores legales y cualquier otro costo o gasto derivado de la tramitación de dicho proceso. El laudo arbitral deberá pronunciarse sobre este extremo.

(h)                 El tribunal arbitral tendrá un plazo de noventa (90) dias hábiles desde su instalación para expedir el respectivo laudo arbitral, el cual será inapelable y definitivo. El tribunal arbitral podrá disponer una prórroga de hasta treinta (30) dias hábiles adicionales para la expedición del laudo arbitral.

Las partes de común acuerdo podrán solicitar al tribunal arbitral que disponga la prórroga del proceso cuantas veces lo estimen pertinente y por los plazos que crean conveniente. En estos casos, el tribunal arbitral podrá incrementar el monto de sus honorarios.

Asimismo, el tribunal arbitral puede quedar encargado de determinar con precisión la controversia.

(i)                       Las partes acuerdan que si cualquiera de ellas interpone un recurso para anular o de cualquier manera impugnar el laudo arbitral, se le requerirá que otorgue una carta fianza solidaria emitida por un banco de primera clase a favor de la otra parte por US$ 1 000 000.00 (un millión de Dólares de los Estados Unidos de América). Esta carta fianza será otorgada antes de interponer cualquier recurso de este tipo y permanecerá en vigencia por un mínimo de un (1) año, debiendo la parte garantizada renovarla en caso que no haya finalizado el procedimiento de anulación dentro del plazo original de la carta fianza. La carta fianza será mantenida por un notario público de Lima que elija la parte que la otorga. El notario público recibirá la instrucción de no entregar la carta fianza a la otra parte, salvo en caso de resolución firme y consentida en contra de la parte que interpuso el recurso de impugnación del laudo arbitral.

Esta cairta fianza será devuelta a la parte que interpuso el recurso de anulación o impugnación, solamente si el mismo concluye con una resolución firme y consentida a favor de dicha parte. De lo contrario, la carta fianza será ejecutada en favor de la parte que no interpuso recurso alguno y será considerado por las partes como una penalidad, y dicha penalidad no limitará el monto de los daños, gastos o honorarios que pudieran deberse a favor de la parte que no interpuso el recurso.

(j)                       El lugar del arbitraje será en la ciudad de Lima, Perú y el idioma que se utilizará en el procedimiento arbitral será el castellano.

Asimismo, las partes acuerdan que de requerirse por mandato legal la intervención de los jueces y tribunales ordinarios, las partes se someten expresamente a la jurisdicción de los jueces y tribunales del distrito judicial de Lima Cercado, renunciando al fuero de sus domicilios.

Agregue Usted Señor Notario las cláusulas de ley y cuide de pasar los partes pertinentes a los Registros Públicos para su inscriptión.

Suscrito en Lima, a los 16 días del mes de marzo de 2006.

MPC Representantes: Charles Graham Preble y Thomas J. Findley	Duvaz Representantes: Jaime Rodríguez Mariátegui Proaño y Gonzalo Rodríguez Mariátegui Canny

RELACIÓN DE APÉNDICES

APÉNDICE A:	Descripción de Activos que no son susceptibles de transferencia sin consentimiento de MPC.

APÉNDICE B:	Descripción de Activos que pueden ser transferidos.

APÉNDICE C:	Acta de junta general de accionistas de Duvaz de fecha 14 de marzo de 2006.

Ricardo Fermandini Barreda
Notano de Lima

Señor Notario:

Sirvase extender en su registro de escrituras publicas una en la que conste el presente acuerdo (el “Acuerdo”) que celebran, de una parte, Sociedad Minera Austria Duvaz S.A.C., identificada con R.U.C. N° N° 20100102171, con domicilio para efectos del presente Acuerdo en Av. José Gálvez Barrenechea N° 925, San Borja, debidamente representada por los señores Jaime Rodriguez Mariátegui Proaño, identificado con 09154499 y Gonzalo Rodriguez Mariátegui Canny, identificado con D.N.I. N° 09877652, según poderes que constan en el acta de junta general de accionistas de Sociedad Minera Austria Duvaz S.A.C. de fecha 14 de marzo de 2006, que obra como Apéndice C del presente Acuerdo (“Duvaz”); y, de la otra parte, Minera Perú Copper S.A., identificada COD R.U.C. N° 20506675457, señalando domicilio en Av. San Borja Norte 1302, San Borja, debidamente representada por los señores Charles Graham Preble, identificado con Carné de Extranjeria N° 000084967, y Thomas J. Findley, identificado con Carné de Extranjeria N° 114608, según poderes inscritos en la partida N° 11532703 del Registro de Personas Juridicas de Lima y Callao (“MPC”); en los terminos y condiciones siguientes:

PRIMERA. - Antecedentes.

1.1.                 Duvaz es titular de concesiones mineras, derechos superficiales, cuotas ideales en condominios mineros y participaciones sociales en sociedades mineras que se detallan en los Apéndices A y B del presente Acuerdo (los “Activos”).

1.2.                 MPC y Duvaz han adoptado una serie de acuerdos comerciales, en virtud de los cuales se suscribe el presente Acuerdo.

SEGUNDA. - Objeto.

De conformidad con la normatividad aplicable, y con los acuerdos alcanzados entre las partes, éstas declaran que Duvaz se encuentra impedida de transferir y gravar los Activos detallados en los Apéndices A y B del presente Acuerdo, sin el consentimiento previo y por escrito de MPC. No obstante, las partes dejan expresa constancia que Duvaz podrá transferir libremente los Activos detallados en el Apéndice B a la sociedad anónima cerrada que constituirán MPC y los señores Luis Rodriguez Mariátegui Canny y Jaime Rodriguez Mariátegui Blume.

Conforme a lo dispuesto por el articulo 926 del Código Civil, las partes acuerdan que la obligación de no hacer de cargo de Duvaz contenida en el párrafo precedente se inscribirá en cada una de las partidas registrales de los Activos detallados en los Apéndices A y B del presente Acuerdo, con excepción de las partidas registrales correspondientes a; (i) las concesiones mineras “Calabaza”, “La Demócrata” y “Maria Celina” que se encuentran bajo un regimen de copropiedad, y a (ii) las concesiones mineras denominadas “Grancero”, “Lola”, “Pobre Diablo”, “Juanita” y “Pilar” que son de titularidad de sociedades mineras de responsabilidad limitada en las cuales Duvaz tiene participación. A efectos de evitar cualquier duda, la obligación a la que se refiere el presente párrafo sólo será de aplicacion sobre aquellas concesiones mineras respecto de las cuales Duvaz es el único titular.

TERCERA. - Plazo.

El plazo de la obligatión de no hacer contenida en el primer párrafo de la cláusula segunda es de doscientos cincuenta (250) dias contados a partir de la fecha de suscripción del presente Acuerdo. En tal sentido, dicha obligación de no hacer quedará sin efectos de manera automática una vez vencido el plazo de doscientos cincuenta (250) dias, sin que se requiera de ninguna actuación o declaración posterior.

CUARTA. - Gastos notariales y registrales

Los gastos notariales y registrales que origine el otorgamiento de la escritura pública del presente Acuerdo y su inscripción en los Registros Públicos serán asumidos integramente por MPC.

QUINTA.- Misceláneos

5.1.                 Renuncia de derechos

Cualquier incumplimiento o demora por una parte en el ejercicio de cualquier derecho en virtud de este Acuerdo no operará como una renuncia a dicho derecho. Ninguna renuncia a un derecho en virtud del presente documento será considerada como realizada a menos que dicha renuncia conste en un documento escrito.

5.2                    Notificaciones

Todas las notificaciones, solicitudes, demandas y cualquier otra comunicación que sean requeridas o puedan ser enviadas en virtud de esle Acuerdo deberán ser por escrito a las siguientes direcciones, número de fax (con acuse de recibo) o por correo registrado, según se indica a continuación:

A MPC

Atención:	Charles Graham Preble
Thomas J. Findley
Dirección:	Av. San Borja Norte 1302, San Borja
Teléfono:	476-7000
225-4667
Número de fax:	226-5181
Correo electrónico:	cgpreble@msn.com
tjfperu@yahoo.com

A Duvaz

Atención:	Manuel Rodriguez-Mariátegui Canny Juan Pedro Rodriguez-Mariátegui Blume
Dirección:	Av. José Galvez Barrenechea N° 925, San Borja
Teléfono	225-1212 anexo 33

Número de fax	225-1212 anex o 26
Correo electrónico:	manolo_proano@terra.com.pe
jprmb@infonegocio.net.pe

La modificación del domicilio o de los datos de cualquiera de las partes solamente producirá efectos en tanto haya sido comunicada por escrito a la otra parte con una anticipación no menor de diez (10) dias calendarios a la fecha en que deba producirse el cambio de domicilio.

En caso no se cumpliera con cualquiera de los requisitos señalados en el párrafo anterior, el cambio de domicilio o de datos no surtirá ningún efecto y no será oponible a las partes. En este supuesto, todas las comunicaciones y notificaciones deberán remitirse a las direcciones, números de fax y personas que se señalan en este numeral, considerándose válidas y eficazmente realizadas.

5.3.                 Cesión de posición contractual

Ninguna parte podrá ceder su posición contractual ni sus derechos en este Acuerdo sin el consentimiento previo y por escrito de la otra parte.

5.4                    Titulos

Los titulos de las cláusulas son para efectos de referencia únicamente pero en ningún caso afectaran la aplicación o interpretación de la misma por cuanto se estará al texto completo de la cláusula y al propósito general de este Acuerdo.

5.5                    Nulidad Parcial

La invalidez, nulidad o anulabilidad de cualquier clausula o apartado de este Acuerdo no afectará ni perjudicará la exigibilidad de las restantes cláusulas del mismo. Asimismo, es la intención de las partes sustituir cualquier témuno, apartado o cláusula inválida, nula, o anulable por una cláusula o apartado válido y exigible en unos términos lo más similares posible a la cláusula o apartado inválido, nulo o anulable.

Por ello, en el supuesto de que cualquier apartado o cláusula de este Acuerdo fuera declarada nula o no exigible por un tribunal, juez, autoridad o árbitro competente, las partes acordarán su sustitución por otra cláusula válida pero con unos términos y efecto lo más equivalentes posible a los de la cláusula original.

SEXTA. - Ley y Jurisdicción aplicables

6.1.                 Ley Aplicable

Este Acuerdo se regirá por y se interpretará de conformidad con las leyes de la República del Perú.

6.2.                 Jurisdicción

Las partes acuerdan que toda discrepancia o controversia que se suscite entre ellas en relación con la interpretación, ejecución, validez o eficacia de este Acuerdo, procurará ser resuelta por las partes de buena fe mediante trato directo.

De no llegar las partes in disputa a un acuerdo en el plazo de quince (15) dias calendario, a pedido de cualquiera de ellas, la controversia será resuelta mediante un arbitraje de derecho, el cual se sujetará a las siguientes reglas:

(a)                    El arbitraje será Ilevado a cabo por un tribunal arbitral compuesto de tres (3) miembros.

(b)                   El arbitraje se Ilevará a cabo de acuerdo al Reglamento Procesal del Centro de Conciliación y Arbitraje Nacional e Internacional de la Cámara de Comercio de Lima (en adelante, el “Centro”), y en caso de vacio de éste, por las normas que determinen los árbitros.

(c)                    Cada una de las partes designará a un árbitro y el tercero será designado de común acuerdo por los árbitros ya designados. El tercer árbitros presidirá el tribunal arbitral.

En caso las partes no designen a sus respectivos árbitros dentro de un plazo de diez (10) dias calendario, contados desde la fecha en que sean notificados por la otra parte, seńalando su intention de acogerse a la presente cláusula y designando a su árbitro, el árbitro será designado por el Centro.

Asimismo, en caso los dos árbitros designados no designasen a su vez al tercer árbitro dentro de un plazo de diez (10) dias calendario, contados desde la fecha de la designación del último de ellos, el tercer árbitro será designado por el Centro.

(d)                   En caso que por cualquier motivo tuvjere que designarse  un árbitro sustituto, éste sárá designado siguiendo el mismo procedimiento sefialado precedentemente para la designación del árbitro que se sustituye.

(e)                    Inicialmente, los honorarios de los árbitros deberán ser pagados por las partes en iguales proporciones. Luego de la expedición del laudo arbitral, la parte perdedora deberá reembolsar a la otra tales honorarios, conforme a lo dispuesto en el literal (g) de la presente cláusula y a las disposiciones contenidas en el laudo arbitral.

Sin perjuicio de lo dispuesto en el párrafo precedente, lwas partes convienen que de presentarse alguna reconvención durante la tramitación del proceso arbitral, que tenga por efecto un incremento de los honorarios inicialmente establecidos por los árbitros, tales honorarios adicionales deberán ser pagados exclusivamente por la parte que plantee tal reconvención. Si la parte que plantea la reconvención no paga tales honorarios, el proceso arbitral continuará su trámite como si dicha reconvención nunca hubiera sido presentada.

Queda establecido que si la parte que plantea la reconvención resulta favorecida con la expedición del laudo arbitral, también tendrá derecho al reembolso de los honoiarios adicionales de los árbitros, conforme a lo dispuesto en el literal (g) de la presente cláusula y a las disposiciones contenidas en el laudo arbitral.

(f)                      Los gastos incurridos por el ofrecimiento de pruebas serán asumidos durante la tramitación del proceso por la parte que las ofrezca, sin perjuicio del derecho al reembolso de tales gastos conforme a lo dispuesto en el literal (g) de la presente cláusula y a las disposiciones contenidas en el laudo arbitral.

(g)                   Los gastos y costos correspondientes al arbitraje serán asumidos por la parte perdedora, incluyendo los honorarios de los árbitros, los honorarios de los asesores legales y cualquier otro costo o gasto  derivado de la tramitación de dicho proceso. El laudo arbitral deberá pronunciarse sobre este extremo.

(h)                 El tribunal arbitral tendrá un plazo de noventa (90) dias hábiles desde su instalación para expedir el respectivo laudo arbitral, el cual será inapelable y definitivo. El tribunal arbitral podrá disponer una prórroga de hasta treinta (30) dias hábiles adicionales para la expedición del laudo arbitral.

Las partes de común acuerdo podrán solicitar al tribunal arbitral que disponga la prórroga del proceso cuantas veces lo estimen pertinente y por los plazos que crean conveniente. En estos casos, el tribunal arbitral podrá incrementar el monto de sus honorarios.

Asimismo, el tribunal arbitral puede quedar encargado de determinar con precisión la controversia.

(i)                       Las partes acuerdan que si cualquiera de ellas interpone un recurso para anular o de cualquier manera impugnar el laudo arbitral, se le requerirá que otorgue una carta fianza solidaria emitida por un banco de primera clase a favor de la otra parte por US$ 1 000 000.00 (un millión de Dólares de los Estados Unidos de América). Esta carta fianza será otorgada antes de interponer cualquier recurso de este tipo y permanecerá en vigencia por un mínimo de un (1) año, debiendo la parte garantizada renovarla en caso que no haya finalizado el procedimiento de anulación dentro del plazo original de la carta fianza. La carta fianza será mantenida por un notario público de Lima que elija la parte que la otorga. El notario público recibirá la instrucción de no entregar la carta fianza a la otra parte, salvo en caso de resolución firme y consentida en contra de la parte que interpuso el recurso de impugnación del laudo arbitral.

Esta cairta fianza será devuelta a la parte que interpuso el recurso de anulación o impugnación, solamente si el mismo concluye con una resolución firme y consentida a favor de dicha parte. De lo contrario, la carta fianza será ejecutada en favor de la parte que no interpuso recurso alguno y será considerado por las partes como una penalidad, y dicha penalidad no limitará el monto de los daños, gastos o honorarios que pudieran deberse a favor de la parte que no interpuso el recurso.

(j)                       El lugar del arbitraje será en la ciudad de Lima, Perú y el idioma que se utilizará en el procedimiento arbitral será el castellano.

Asimismo, las partes acuerdan que de requerirse por mandato legal la intervención de los jueces y tribunales ordinarios, las partes se someten expresamente a la jurisdicción de los jueces y tribunales del distrito judicial de Lima Cercado, renunciando al fuero de sus domicilios.

Agregue Usted Señor Notario las cláusulas de ley y cuide de pasar los partes pertinentes a los Registros Públicos para su inscriptión.

Suscrito en Lima, a los 16 días del mes de marzo de 2006.

/s/ [Illegible]	/s/ [Illegible]
MPC Representantes: Charles Graham Preble y Thomas J. Findley	Duvaz Representantes: Jaime Rodríguez Mariátegui Proaño y Gonzalo Rodríguez Mariátegui Canny

[Illegible]

RELACIÓN DE APÉNDICES

APÉNDICE A:	Descripción de Activos que no son susceptibles de transferencia sin consentimiento de MPC.

APÉNDICE B:	Descripción de Activos que pueden ser transferidos.

APÉNDICE C:	Acta de junta general de accionistas de Duvaz de fecha 14 de marzo de 2006.

Ricardo Fernandini Barreda
Notano do Lima

APENDICE A DEL ANEXO Ñ

	CODIGO			EXTENSION			INSCRIPCION REGISTRAL
No	UNICO	DESCRIPCION	ZONA	RAS.	TITULAR Y PARTICIPACIONES		PARTIDA	FICHA	ZONA REGISTRAL
1	0802211GK01	ALEJANDRIA	ALEJANDRIA	3.1762	DUVAZ	100% A. DUVAZ	20001179	006272	VIII Seds Hurramyo
2	08021G2GX01	ALEJANDRIA SEGUNDA	ALEJANDRIA	0.9801	DUVAZ	100% A. DUVAZ	20001178	006271	Of. Reg. De Huancayo
3	08003104X01	CALABAZA	ALEJANDRIA	1.0105	DUVAZ - MARBANO	33% A. DUVAZ 67% MARBANO	02006556	056261	Of. Ragiani de Lime y Cefleo
4	08021630X01	DEMASIA ALEJANDRIA SEGUNDA-A	ALEJANDRIA	0.3578	DUVAZ	100% A. DUVAZ	80001561	16257	Of. Reg. De Huancayo
5	08021629X01	DEMASIA ALEJANDRIA SEGUNDA-B	ALEJANDRIA	0.3358	DUVAZ	100% A. DUVAZ	20000420	011028	Of. Reg. De Huancayo
6	08020820X01	DEMASIA NOVENA	ALEJANDRIA	0.4182	DUVAZ	100% A. DUVAZ	20008593	015208	Of. Reg. De Huancayo
7	08020875X01	DEMASIA SAL SI PUEDES TERCERO	ALEJANDRIA	0.3398	DUVAZ	100% A. DUVAZ	20001177	005270	Of. Reg. De Huancayo
8	08001646Y01	GRANCERO	ALEJANDRIA	1.9963	GRANCERO DE HYO	33.1% A. DUNAZ 66.9% MARBANO	20000612	052467	Of. Seds Lime
9	08001925Y01	LOLA	ALEJANDRIA	0.4532	GRANCERO DE HYO	33.1% A. DUNAZ 66.9% MARBANO	02004580	053397	Of Seds Lime
10	08001680Y01	RIFLERO	ALEJANDRIA	21.0000	DUVAZ	100% A. DUVAZ	02004192	022098	Of. Regional de Lime
11		PROPIEDAD SUPERFICIAL PLANTA	PUQUIOCOCHA	28.0000	DUVAZ	100% A. DUVAZ
12	P0100405	CONC PUQUOCOCHA	PUQUIOCOCHA	1.4283	DUVAZ	100% A. DUVAZ	20001176	008778	Of. Reg. De Huncayo
13	08001343Y01	ALICIA	TUCTO	1.7452	DUVAZ	100% A. DUVAZ	02004334	010179	Of. Regional de Lime
14	08001614Y01	AMORCITO	TUCTO	2.6173	DUVAZ	100% A. DUVAZ	02004448	018001	Of. Regional de Lime
15	08000777701	AUSTRIA DUVAZ	TUCTO	0.7716	DUVAZ	100% A. DUVAZ	02004338	016175	IX Seds Lime
16	08001950X01	EULALIA	TUCTO		DUVAZ	100% A. DUVAZ	02004334	015277	IX Seds Lime
17	08001703X01	LA CHIQULIQUATRO	TUCTO	0.9463	DUVAZ	100% A. DUVAZ	02008184	047037	IX Seds Lime
18	08001465Y01	LA TUERCA	TUCTO	1.4546	DUVAZ	100% A. DUVAZ	02004335	014183	IX Seds Lime
19	08001012Y01	MELCHORITA	TUCTO	0.5497	DUVAZ	100% A. DUVAZ	02000064	053378	IX Seds Lime
20	08003621Y01	MUSSETA	TUCTO	0.7884	DUVAZ	100% A. DUVAZ	02004859	036443	IX Seds Lime
21	08001834Y01	POBRE DIABLO	TUCTO	0.5195	POBRE DIABLO DE HYO	20% A. DUVAZ, 10% VARIOS	02004356	616261	Of. Regional De Lime
22	08001874X01	DUE LOS HAY	TUCTO	0.2318	DUVAZ	100% A. DUVAZ	02008861	616261	IX Seds Lime
23	08000887Y01	PICARDO	TUCTO	0.9217	DUVAZ	100% A. DUVAZ	02000192	53435	Of. Reg de Lime
24	08002497X01	SARITA	TUCTO	1.4088	DUVAZ	100% A. DUVAZ	20005401	047028	IX Seds Lime
25	0804354HY01	TUCTO CINCO	TUCTO	2.1047	DUVAZ	100% A. DUVAZ	20005400	015415	Of. Reg. De Huancayo
26	0804334GY01	TUCTO CUATRO	TUCTO	1.4088	MINERA RIO BLANCO S.A.	100% A. DUVAZ	20005700	015414	Of. Reg. De Huancayo
27	0804354EY01	TUCTO DOS	TUCTO	7.8285	MINERA RIO BLANCO S.A.	100% A. DUVAZ	20005790	015412	Of. Reg. De Huancayo
28	0804354FY01	TUCTO TRES	TUCTO	1.3815	MINERA RIO BLANCO S.A.	100% A. DUVAZ	20065787	015413	Of Reg. De Huancayo
29	0004354DY01	TUCTO UNO	TUCTO	38.3523	MINERA RIO BLANCO S.A.	100% A. DUVAZ	02008703	015411	Of Reg. De Huancayo
30	08001071Y01	VICTORIA	TUCTO	2.8171	DUVAZ	100% A. DUVAZ	02008783	047001	IX Seds Lime
		TOTAL		129.9811

Ricardo Fernandini Barreda
Notano de Lima

APENDICE B DEL ANEXO Ñ

	CODIGO			EXTENSION			INSCRIPCION REGISTRAL
No	UNICO	DESCRIPCION	ZONA	RAS.	TITULAR Y PARTICIPACIONES		PARTIDA	FICHA	ZONA REGISTRAL
1	08001837Y01	AN CON	LA MAR	4.0344	DUVAZ	100% A. DUVAZ	02010437	107305	IX Sada Lima
2	08001132Y01	AS 1A	LA MAR	3.1600	DUVAZ	100% A. DUVAZ	02010442	107325	IX Sada Lima
3	08001734Y01	CALLAO	LA MAR	1.9964	DUVAZ	100% A. DUVAZ	02005625	051325	IX Sada Lima
4	08023100X01	CHIABELA	LA MAR	11.7365	DUVAZ	100% A. DUVAZ	20008428	016114	VIII Sada Huanoaya
5	08023104X01	CLARISA	LA MAR	4.6120	DUVAZ	100% A. DUVAZ	20006389	016073	VIII Sada Huanoaya
6	08001811Y01	EL JAPON	LA MAR	2.3691	DUVAZ	100% A. DUVAZ	02010439	107313	IX Sada Lima
7	08001858Y01	EL ENITA	LA MAR	1.3417	DUVAZ	100% A. DUVAZ	02010438	107309	IX Sada Lima
8	08001163Y01	JU ANITA	LA MAR	8.6348	JUANITA DE HYO	50% A. DUVAZ, 50% VOLCAN	02000655	053369	IX Sada Lima
9	08001883Y01	LA CHINA	LA MAR	1.9983	DUVAZ	100% A. DUVAZ	02010443	107329	IX Sada Lima
10	08001850Y01	LA MAR	LA MAR	1.9859	DUVAZ	100% A. DUVAZ	02010440	107317	IX Sada Lima
11	08000848Y01	LA.SOLEDAD	LA MAR	2.8172	DUVAZ	100% A. DUVAZ	02005992	044145	IX Sada Lima
12	08022776X01	RAOUEL ELVIRA	LA MAR	3.0830	DUVAZ	100% A. DUVAZ	20005641	015254	Of. Reg. De Huanoaya
13	08023099X01	REBECA 90	LA MAR	11.9758	DUVAZ	100% A. DUVAZ	20003280	010358	Of. Reg. De Huanoaya
14	08001859Y01	TRANQUITA	LA MAR	2.5279	DUVAZ	100% A. DUVAZ	02010441	107321	IX Sada Lima
15	08001844Y01	VICTORIA	LA MAR	1.5827	DUVAZ	100% A. DUVAZ	02005183	047031	IX Sada Lima
16	08002016Y01	LA DEMOCRATA	OESTE	1.9855	DUVAZ - MARSANO	33% A. DUVAZ, 67% MARSANO	02006533	051379	Of. Reg. de Lima y Caileo
17	08001956X01	MARIA CELINA	OESTE	5.0707	DUVAZ - MARSANO	33% A. DUVAZ, 67% MARSANO	02005687	058431	Of. Reg. de Lima y Caileo
18	08001942Y01	ACCQUIN	PILAR/CAJONCILLO	2.3823	DUVAZ	100% A. DUVAZ	02005919	43089	IX Sada Lima
19	08002077X01	ALBERTO	PILAR/CAJONCILLO	1.0127	DUVAZ	100% A. DUVAZ	02006529	051317	Of. Reg. de Lima y Caileo
20	08023101X01	CAROL PRIMERA	PILAR/CAJONCILLO	7.9637	DUVAZ	100% A. DUVAZ	20003248	010355	Of. Reg. De Huanoaya
21	08023102X01	CAROL SEGUNDA	PILAR/CAJONCILLO	1.4895	DUVAZ	100% A. DUVAZ	20003251	010357	Of. Reg. De Huanoaya
22	0823102AX01	CAROL SEGUNDA 2A	PILAR/CAJONCILLO	1.3847	DUVAZ	100% A. DUVAZ	20006389	016040	Of. Reg. De Huanoaya
23	08023103X01	CAROL TERCERA	PILAR/CAJONCILLO	1.1125	DUVAZ	100% A. DUVAZ	20000878	015453	Of. Reg. De Huanoaya
24	08000845Y01	CAROLINA	PILAR/CAJONCILLO	1.4085	DUVAZ	100% A. DUVAZ	02005530	37223	Of. Reg. De Lima
25	08001788Y01	EMILIA	PILAR/CAJONCILLO	1.8800	DUVAZ	100% A. DUVAZ	02006624	051321	IX Sada Lima
26	08002809X01	ENREDADERA	PILAR/CAJONCILLO	0.3321	DUVAZ	100% A. DUVAZ	02005459	035481	IX Sada Lima
27	08002889X01	JOSESITO	PILAR/CAJONCILLO	0.3731	DUVAZ	100% A. DUVAZ	02005825	056419	IX Sada Lima
28	08000749Y01	PILAR	PILAR/CAJONCILLO	4.1075	PILAR DE HYO	98% A. DUVAZ, 2% OTROS	02005532	061371	Of. Reg. de Lima y Caileo
29	08001755Y01	ROSAURA	PILAR/CAJONCILLO	1.8901	DUVAZ	100% A. DUVAZ	02000550	063337	Of. Reg. de Lima
30	08001007Y01	SAN JOSE	PILAR/CAJONCILLO	1.3993	DUVAZ	100% A. DUVAZ	02008047	064125	IX Sada Lima
		TOTAL		34.9155

[SEAL]

De conformidad con lo dispuasto en los articulos 112° y sigulentes de la Ley del Notariodo N°. 26002 El Infrascrito J. Antonio Vega Erausquin, Noterio Publico, apartura esto Primer Libro Denominado Actas de la Empress Sociedad Minero Austria Duvaz Av. de la Aviarion 158 miraflores

Que consta de 200 (DoscienTos) folios Simples en cade uno de los cuaies se ha puesto el cello de la noteria, quedando Reristrode en el libro correspondiente de mi archivo pajo el numaro 729-93 Day Fa.

Callae 11 de Mayo de 1993

/s/ Antonio Vega Erausqsin
Antonio Vega Erausqsin Notario Abogado Collae-11

[SEAL]

ACTA-DE JUNTA GENERAL DE ACCIONISTAS DE SOCIEDAD MINERA
AUSTRIA DUVAZ S.A.C

En Lima, siendo las 9:00 horas del dla 14 de marzo de 2006, en el local de la sociedad sito en Av. José Gálvez Barrenechea N° 925, Distrito de San Borja, y a fin de fievar a cabo la Junta General de Accionistas convocada por el Gerenie General de la socieded mediante esquelas de notiflcactión de conformidad con lo dispuesto por el articulo decimoquirito del Estatuto Social y el articulo 245° de la Ley General de Sociedades, se reunieron los accionistas que a continuación se mencionan, conforme se detalla tarnbién en la Lista de Asistentes que forma parte de la presente acta:

•                             Luis Rodriguez-Mariátegui Proano, titular de 1,218,119 acciones con derecho a voto, Integramente pagadas, dabidamente representado por el senor Luis Rodriguez Mariátegui Canny, segŭn poder que consta en escritura pŭblica de fecha 21 de julio de 1998 otorgada ante Notario Javier Aspauza Gamarra, que corre inscrito en la partida N° 11035745 del Registro de Mandatos y Poderes de Lima y Callao, y que obra en poder de la sociedad.

•                             Juan Carlos Dulanto Swayne, titular de 529,773 acciones con derecho a voto, integramente pagadas, debidamente representado por el senor Jaime Rodriguez-Mariátegui Proano, segûn carta poder para participar en la presente Junte que obra en poder de la sociedad.

•                             Inversiones Mineras Rocio S.A., titular de 688,346 acciones con derecho a voto, integramente pagadas, debidamente representada por el señor Jaime Rodriguez- Mariátegui Proano, segûn carta poder para participar en la presente Junta que obra en poder de la sociedad.

PRESIDENCIA Y SECRETARIA

Actuó como presidente de la Junta General de Accionistas el señor Luis Rodriguez- Mariátegui Canny y como secretario el señor Jaime Rodriguez- Mariátegui Proano.

A solicitud de los accionistas presentes, y de conformidad con el articulo 138° de la Ley General de Sociedades, la presente Junta se lleva a cabo en presencia del Notario Pűblico de Lima, Ricardo Fernandini Barreda, quien certificará la asistencia de les personas antes mèncionadas y la autenticidad de los acuerdos que se adoptarán en la presente Junta General de Accionistas.

[SEAL]

QUORUM

Encontrándose representado el 93.98% de las aociones suscritas con darecho a voto, se declaró validamente instalada la Junta.

AGENDA

El Presidente manifestó qua el objeto da la presents Junta era tratar sobre la aprobación y suscripción del Acuerdo Marco entre Socieded Minera Austria Duvaz S.A.C., Luis Rodriguez Mariátegui Proano, Jaime Rodriguez Mariátegui Proafio, Luis Rodriguez Mariátegui Canny, Jaime Rodriguez Mariátegui Blume, Minera Perú Copper S.A. y otros, asi como los anexos de dicho Acuerdo Marco.

Aprobación y suscripción del Acuerdo Marco entre Sociedad Minera Austria Duvaz S.A.C., Luis Rodriguez Mariátegui Proano, Jaime Rodriguez Mariátegui Proano. Luis Rodriguez Mariátegul Canny, Jaime Rodriguez Mariátegui Blume, Minera Perú Copper S.A. y otros, asf como los anexos de dicho Acuerdo Marco

El presidente manifestó respecto a este punto de la Agenda, que era de interés de la sociedad suscribir el Acuerdo Marco sobre la posible transferencia directa o indirecta de ciertas concesiones mineras, derechos superficiales y otros activos de titularidad de la empresa que resultan de interés para Minera Perú Copper S.A.

En este sentido, dado que esta posible transferencia involucraria la enajenación de activos cuyo valor contable excede el 50% del capital de la sociedad, resulta necesaria la aprobación de la Junta General, de acuerdo a lo dispuesto en el articulo décimo noveno de los Estatutos y en el articulo 115º de la Ley General de Sociedades.

Asi, el presidente manifestó que los accionistas tenian conocimiento sobre todos los términos del Acuerdo Marco, los contratos anexos y los demás documentos anexos que forman parte del mismo, por lo que de acuerdo a lo dispuesto en dicho Acuérdo, su suscripción era recomendable, pues suponis una oportunidad para mejorar la situacion económica de la empresa.

Quedó al voto.

ACUERDO No 1

Luego de una amplia deliberación donde hicieron uso de la palabra la totalidad de los accionistes presentes, éstos acordaron por unanimidad, la aprobación y suscripción del Acuerdo Marco entre Sociedad Minera Austria Duvaz S.A.C., Luis Rodriguez Mariátegui Proano, Jaime Rodriguez Mariátegui Proano, Luis Rodriguez Mariátegui Canny, Jaime Rodriguez Mariátegui Blume. Minera Perú Copper S.A. y otros. asi como sus contratos anexos y los demás documentos anexos de dicho Acuedo Marco.

ACUERDO No 2

Acto seguido, el presidente indicó que resultaba necesario otorgar poderes de representación a efectos de formalizar el acuerdo tomado en la presenta Junta General de Accionistas. Luego de una breve deliberación, se acordó por unanimidad. otorgar poder y facultar a los sefiores Jaime Rodriguez-Mariátegui Proano, con D.N.I. No 09154499, en su calidad de Gerente General de la empress y Gonzalo Rodriguez Mariátegui Canny, con D.N.I. No 09877652, en su calidad de Gerente de Logistica de la empresa, para que en forma conjunta suscriban todos los documentos publicos y privados que se requieran para formalizar los acuerdos tomados en la presente Junta General de Accionistes.

Sin otro asunto que tratar, se levantó la sesión, siendo las 10:00 horas, luego de leida, aprobada y firmada la presente acta en serial de conformidad por todos los accionistas presentes a en la Junta, dejándose constancia que la presente acta se extiende en hojas sueltas que serán adheridas al Libro de Actas, de conformidad con lo establecido por el articulo 136° de la Ley General de Sociedades.

/s/ Jaime Rodriguez Mariátegui Proano	/s/ Luis Rodriguez Mariátegul Cenny	/s/ Ricardo Fernandini Barreda
Ricardo Fernandini Barreda

SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C.
JUNTA GENERAL DE ACCIONISTAS
14 DE MARZO DE 2006
LISTA DE ASISTENTES

Accionlsta	No. de Acciones	Porcentaje	Firms
Luis Rodriguez Mariátegui Proano, debidamente representado por el senor Luis Rodriguez Mariátegui Canny	1’218,119	46.99%	/s/ Luis Rodriguez Mariátegui Canny
Juan Carios Dulanto Swayne, debidamente representado por el senor Jaime Rodriguez- Mariátegui Proano	529,773	20.44%	/s/ Jaime Rodriguez Mariátegui Proano
Inversiones Minerae Rocio S.A., debidamente represeniada por el senor Jaime Rodriguez- Mariátegui Proano	688,346	26.55%	/s/ Jaime Rodriguez Mariátegui Proano
Socledad Minera La Mar S.A.	137,982	5.32%
Inmobiliaria Comercial Romapro S.A.	18,233	0.70%
Total	2’592,453	100%

•	Nùmero de acciones representadas	: 2’435,238 acciones
•	Porcentaje que representan respecto del total
	de acclones de la sociedad	: 93.98%

/s/ Ricardo Fernandini Barreda	/s/ Luis Rodriguez Mariátegul Cenny	/s/ Jaime Rodriguez Mariátegui Proano
RICARDO FERNANDINI BARREDA	Presidente	Secretario Gerante General
NOTARIO DE LIMA	Luis Rodriguez Mariátegul Canny	Jaime Rodriguez Mariátegui Proano